Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2009	2009	2008	2008	2008	2009	2008

Interest, Dividend and Fee Income
Loans	$1,825	$2,213	$2,554	$2,467	$2,609	$4,038	$5,593
Securities	685	828	748	705	805	1,513	1,753
Deposits with banks	48	96	182	203	230	144	545

	2,558	3,137	3,484	3,375	3,644	5,695	7,891

Interest Expense
Deposits	967	1,446	1,590	1,612	1,842	2,413	4,139
Subordinated debt	56	60	61	61	51	116	100
Capital trust securities and preferred shares	19	21	23	22	23	40	46
Other liabilities	179	279	397	394	554	458	1,218

	1,221	1,806	2,071	2,089	2,470	3,027	5,503

Net Interest Income	1,337	1,331	1,413	1,286	1,174	2,668	2,388
Provision for credit losses (Note 3)	372	428	465	484	151	800	381

Net Interest Income After Provision for Credit Losses	965	903	948	802	1,023	1,868	2,007

Non-Interest Revenue
Securities commissions and fees	235	248	270	294	270	483	541
Deposit and payment service charges	204	205	203	190	181	409	363
Trading revenues (losses)	63	224	435	220	192	287	(109)
Lending fees	148	119	120	116	101	267	193
Card fees	33	24	58	88	78	57	145
Investment management and custodial fees	84	88	87	86	85	172	166
Mutual fund revenues	106	114	140	151	144	220	298
Securitization revenues	262	264	167	133	133	526	213
Underwriting and advisory fees	103	77	66	97	98	180	190
Securities gains (losses), other than trading	(42)	(314)	(252)	(75)	14	(356)	12
Foreign exchange, other than trading	25	13	(4)	25	30	38	59
Insurance income	62	56	52	56	52	118	114
Other	35	(7)	58	79	68	28	73

	1,318	1,111	1,400	1,460	1,446	2,429	2,258

Net Interest Income and Non-Interest Revenue	2,283	2,014	2,348	2,262	2,469	4,297	4,265

Non-Interest Expense
Employee compensation (Note 9)	1,129	1,087	1,007	1,044	980	2,216	1,925
Premises and equipment (Note 2)	339	327	338	312	300	666	591
Amortization of intangible assets (Note 2)	54	51	48	45	45	105	90
Travel and business development	73	82	95	87	74	155	146
Communications	57	51	57	50	53	108	95
Business and capital taxes	13	15	11	20	(1)	28	11
Professional fees	82	92	113	102	90	174	169
Other	141	136	157	122	139	277	267

	1,888	1,841	1,826	1,782	1,680	3,729	3,294

Restructuring Charge (Reversal) (Note 10)	–	–	(8)	–	–	–	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	395	173	530	480	789	568	971
Income taxes	18	(71)	(49)	(59)	128	(53)	37

	377	244	579	539	661	621	934
Non-controlling interest in subsidiaries	19	19	19	18	19	38	37

Net Income	$358	$225	$560	$521	$642	$583	$897

Preferred share dividends	$26	$23	$25	$19	$14	$49	$29
Net income available to common shareholders	$332	$202	$535	$502	$628	$534	$868
Average common shares (in thousands)	543,634	520,020	503,004	504,124	502,054	531,631	500,544
Average diluted common shares (in thousands)	544,327	523,808	506,591	508,032	506,638	532,418	506,099

Earnings Per Share (Canadian $)
Basic	$0.61	$0.39	$1.06	$1.00	$1.25	$1.00	$1.73
Diluted	0.61	0.39	1.06	0.98	1.25	1.00	1.72
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	1.40	1.40

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 • BMO Financial Group Second Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2009	2009	2008	2008	2008

Assets
Cash Resources	$14,232	$26,390	$21,105	$22,054	$22,237

Securities
Trading	66,704	61,752	66,032	63,628	64,443
Available-for-sale	39,295	35,189	32,115	23,426	22,453
Other	1,501	1,517	1,991	1,821	1,774

	107,500	98,458	100,138	88,875	88,670

Securities Borrowed or Purchased Under Resale Agreements	38,521	32,283	28,033	32,433	33,596

Loans
Residential mortgages	48,100	50,107	49,343	51,757	52,583
Consumer instalment and other personal	44,316	44,355	43,737	40,292	37,954
Credit cards	2,100	2,105	2,120	3,532	4,338
Businesses and governments	77,271	84,557	84,151	71,961	67,942

	171,787	181,124	179,351	167,542	162,817
Customers’ liability under acceptances	9,736	10,716	9,358	9,834	10,345
Allowance for credit losses (Note 3)	(1,825)	(1,741)	(1,747)	(1,494)	(1,336)

	179,698	190,099	186,962	175,882	171,826

Other Assets
Derivative instruments	77,473	81,985	65,586	43,167	44,557
Premises and equipment (Note 2)	1,684	1,709	1,721	1,582	1,570
Goodwill	1,670	1,706	1,635	1,449	1,398
Intangible assets (Note 2)	671	676	710	658	662
Other	10,796	9,868	10,160	8,947	10,642

	92,294	95,944	79,812	55,803	58,829

Total Assets	$432,245	$443,174	$416,050	$375,047	$375,158

Liabilities and Shareholders’ Equity
Deposits
Banks	$27,874	$31,422	$30,346	$29,988	$30,938
Businesses and governments	118,205	133,388	136,111	131,748	122,707
Individuals	101,090	99,770	91,213	86,921	84,935

	247,169	264,580	257,670	248,657	238,580

Other Liabilities
Derivative instruments	75,070	77,764	60,048	36,786	40,347
Acceptances	9,736	10,716	9,358	9,834	10,345
Securities sold but not yet purchased	14,131	16,327	18,792	17,415	20,053
Securities lent or sold under repurchase agreements	46,170	36,012	32,492	28,148	29,894
Other	14,708	12,969	14,071	11,650	13,940

	159,815	153,788	134,761	103,833	114,579

Subordinated Debt (Note 11)	4,379	4,389	4,315	4,204	4,199

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Preferred Share Liability (Note 12)	–	–	250	250	250

Shareholders’ Equity
Share capital (Note 12)	8,099	7,676	6,454	6,458	6,114
Contributed surplus	77	76	69	68	67
Retained earnings	11,391	11,434	11,632	11,471	11,327
Accumulated other comprehensive income (loss)	165	81	(251)	(1,044)	(1,108)

	19,732	19,267	17,904	16,953	16,400

Total Liabilities and Shareholders’ Equity	$432,245	$443,174	$416,050	$375,047	$375,158

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2009 • 33

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2009	2008	2009	2008

Net income	$358	$642	$583	$897
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities	181	77	247	75
Net change in unrealized gains on cash flow hedges	27	80	219	144
Net gain (loss) on translation of net foreign operations	(124)	4	(50)	206

Total Comprehensive Income	$442	$803	$999	$1,322

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2009	2008	2009	2008

Preferred Shares
Balance at beginning of period	$1,896	$1,196	$1,746	$1,196
Issued during the period (Note 12)	275	250	425	250

Balance at End of Period	2,171	1,446	2,171	1,446

Common Shares
Balance at beginning of period	5,818	4,452	4,773	4,411
Issued during the period (Note 12)	–	–	1,000	–
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	103	27	138	55
Issued under the Stock Option Plan	7	9	17	22
Issued on the acquisition of a business	–	180	–	180

Balance at End of Period	5,928	4,668	5,928	4,668

Contributed Surplus
Balance at beginning of period	76	65	69	58
Stock option expense/exercised	1	2	6	9
Premium on treasury shares	–	–	2	–

Balance at End of Period	77	67	77	67

Retained Earnings
Balance at beginning of period	11,434	11,056	11,632	11,166
Net income	358	642	583	897
Dividends – Preferred shares	(26)	(14)	(49)	(29)
– Common shares	(382)	(352)	(760)	(702)
Share issue expense	(4)	(5)	(26)	(5)
Treasury shares	11	–	11	–

Balance at End of Period	11,391	11,327	11,391	11,327

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	(8)	33	(74)	35
Unrealized gains on available-for-sale securities arising during the period (net of income taxes of $138, $29, $118 and $17)	211	60	167	35
Reclassification to earnings of (gains) losses in the period (net of income taxes of $19, $9, $33 and $19)	(30)	17	80	40

Balance at End of Period	173	110	173	110

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	450	(102)	258	(166)
Gains on cash flow hedges arising during the period (net of income taxes of $17, $37, $95 and $52)	25	77	218	104
Reclassification to earnings of losses on cash flow hedges (net of income taxes of less than $1, $2, $1 and $19)	2	3	1	40

Balance at End of Period	477	(22)	477	(22)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(361)	(1,200)	(435)	(1,402)
Unrealized gain (loss) on translation of net foreign operations	(363)	26	(135)	618
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $104, $11, $38 and $196)	239	(22)	85	(412)

Balance at End of Period	(485)	(1,196)	(485)	(1,196)

Total Accumulated Other Comprehensive Income (Loss)	165	(1,108)	165	(1,108)

Total Shareholders’ Equity	$19,732	$16,400	$19,732	$16,400

The accompanying notes are an integral part of these interim consolidated financial statements.
34 • BMO Financial Group Second Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2009	2008	2009	2008

Cash Flows from Operating Activities
Net income	$358	$642	$583	$897
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	17	35	258	74
Net loss (gain) on securities, other than trading	25	(49)	98	(86)
Net (increase) decrease in trading securities	(2,786)	(846)	2,094	8,352
Provision for credit losses	372	151	800	381
(Gain) on sale of securitized loans (Note 4)	(208)	(116)	(390)	(175)
Change in derivative instruments – (Increase) decrease in derivative asset	3,645	(7,425)	(12,423)	(10,867)
– Increase (decrease) in derivative liability	(1,241)	7,448	15,937	5,567
Amortization of premises and equipment	65	62	130	123
Amortization of intangible assets	54	45	105	90
Net (increase) decrease in future income taxes	42	28	(88)	43
Net (increase) decrease in current income taxes	211	(66)	190	(527)
Change in accrued interest – Decrease in interest receivable	57	87	266	330
– (Decrease) in interest payable	(47)	(207)	(184)	(262)
Changes in other items and accruals, net	(1,291)	(1,495)	(1,805)	(2,468)
(Gain) on sale of land and buildings	(5)	–	(5)	–

Net Cash Provided by (Used in) Operating Activities	(732)	(1,706)	5,566	1,472

Cash Flows from Financing Activities
Net (decrease) in deposits	(14,363)	(6,483)	(9,444)	(2,275)
Net (decrease) in securities sold but not yet purchased	(2,104)	(8,335)	(4,692)	(5,248)
Net increase (decrease) in securities lent or sold under repurchase agreements	11,537	1,099	14,919	(2,803)
Net increase (decrease) in liabilities of subsidiaries	(113)	1,221	(113)	2,886
Repayment of subordinated debt (Note 11)	–	(150)	(140)	(150)
Proceeds from issuance of subordinated debt (Note 11)	–	900	–	900
Redemption of preferred share liability	–	–	(250)	–
Proceeds from issuance of preferred shares (Note 12)	275	250	425	250
Proceeds from issuance of common shares (Note 12)	7	9	1,017	22
Share issue expense	(4)	(5)	(26)	(5)
Cash dividends paid	(305)	(339)	(671)	(676)

Net Cash Provided by (Used in) Financing Activities	(5,070)	(11,833)	1,025	(7,099)

Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	5,793	4,016	8,316	1,270
Purchases of securities, other than trading	(12,467)	(6,108)	(24,327)	(12,934)
Maturities of securities, other than trading	2,123	6,728	6,153	12,194
Proceeds from sales of securities, other than trading	5,562	1,826	11,273	5,798
Net (increase) decrease in loans	5,368	(5,082)	(130)	(9,039)
Proceeds from securitization of loans (Note 4)	944	2,600	5,581	3,145
Net (increase) decrease in securities borrowed or purchased under resale agreements	(7,268)	9,749	(11,347)	4,840
Proceeds from sales of land and buildings	11	–	11	–
Premises and equipment – net purchases	(46)	(71)	(87)	(104)
Purchased and developed software – net purchases	(42)	(32)	(88)	(59)
Acquisitions (Note 8)	(310)	(64)	(316)	(104)

Net Cash Provided By (Used in) Investing Activities	(332)	13,562	(4,961)	5,007

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(570)	28	(517)	118

Net Increase (Decrease) in Cash and Cash Equivalents	(6,704)	51	1,113	(502)
Cash and Cash Equivalents at Beginning of Period	16,951	3,097	9,134	3,650

Cash and Cash Equivalents at End of Period	$10,247	$3,148	$10,247	$3,148

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$9,007	$1,949	$9,007	$1,949
Cheques and other items in transit, net	1,240	1,199	1,240	1,199

	$10,247	$3,148	$10,247	$3,148

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,270	$2,660	$3,207	$5,706
Amount of income taxes paid (refunded) in the period	$(146)	$244	$(6)	$608

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Second Quarter Report 2009 • 35

Notes to Consolidated Financial Statements
April 30, 2009 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2008 as set out on pages 108 to 151 of our 2008 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2.

Note 2: Change in Accounting Policy
On November 1, 2008, we adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. The new rules required us to reclassify certain computer software from premises and equipment to intangible assets.

The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)
	April 30,	January 31,	October 31,	July 31,	April 30,
	2009	2009	2008	2008	2008

Consolidated Balance Sheet
(Decrease) in Premises and Equipment	$(510)	$(515)	$(506)	$(469)	$(454)
Increase in Intangible Assets	510	515	506	469	454

Consolidated Statement of Income
(Decrease) in Premises and Equipment	$(42)	$(41)	$(37)	$(34)	$(35)
Increase in Amortization of Intangible Assets	42	41	37	34	35

The following table outlines the restated software intangible assets for the current and prior periods:

(Canadian $ in millions)
	April 30,	January 31,	October 31,	July 31,	April 30,
	2009	2009	2008	2008	2008

Intangible Assets
Purchased Software (1)	$1,006	$1,009	$1,003	$980	$974
Developed Software (1) (2)	774	743	696	614	567

Software Intangible Assets	1,780	1,752	1,699	1,594	1,541

Accumulated Amortization	(1,270)	(1,237)	(1,193)	(1,125)	(1,087)

Carrying Value	$510	$515	$506	$469	$454

(1)	Amortized on a straight-line basis over its useful life up to a maximum of five years.
(2)	Includes $55 million as at April 30, 2009, $58 million as at January 31, 2009, $55 million as at October 31, 2008, $57 million as at July 31, 2008, and $51 million as at April 30, 2008 of software in development which is not subject to amortization.

36 • BMO Financial Group Second Quarter Report 2009

Note 3: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2009 and April 30, 2008, there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)

			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specific Allowance at beginning of period	$16	$15	$1	$1	$390	$234	$–	$–	$407	$250
Provision for credit losses	6	(1)	169	69	197	83	–	–	372	151
Recoveries	–	–	22	27	10	8	–	–	32	35
Write-offs	(1)	(2)	(149)	(96)	(141)	(14)	–	–	(291)	(112)
Foreign exchange and other	–	–	–	–	(9)	1	–	–	(9)	1

Specific Allowance at end of period	21	12	43	1	447	312	–	–	511	325

General Allowance at beginning of period	21	8	258	357	1,015	572	40	40	1,334	977
Provision for credit losses	–	(1)	(22)	(41)	14	30	8	12	–	–
Foreign exchange and other	–	–	–	–	(20)	34	–	–	(20)	34

General Allowance at end of period	21	7	236	316	1,009	636	48	52	1,314	1,011

Total Allowance	$42	$19	$279	$317	$1,456	$948	$48	$52	$1,825	$1,336

			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specific Allowance at beginning of period	$13	$14	$2	$1	$411	$142	$–	$–	$426	$157
Provision for credit losses	9	–	298	137	493	184	–	–	800	321
Recoveries	–	–	50	46	18	11	–	–	68	57
Write-offs	(1)	(2)	(307)	(183)	(474)	(29)	–	–	(782)	(214)
Foreign exchange and other	–	–	–	–	(1)	4	–	–	(1)	4

Specific Allowance at end of period	21	12	43	1	447	312	–	–	511	325

General Allowance at beginning of period	8	11	242	327	1,030	517	41	43	1,321	898
Provision for credit losses	13	(4)	(6)	(11)	(14)	66	7	9	–	60
Foreign exchange and other	–	–	–	–	(7)	53	–	–	(7)	53

General Allowance at end of period	21	7	236	316	1,009	636	48	52	1,314	1,011

Total Allowance	$42	$19	$279	$317	$1,456	$948	$48	$52	$1,825	$1,336

BMO Financial Group Second Quarter Report 2009 • 37

Note 4: Securitization
The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and six months ended April 30, 2009 and 2008:

(Canadian $ in millions)

	Residential mortgages		Credit card loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2009	2008	2009	2008	2009	2008

Net cash proceeds (1)	$932	$2,063	$–	$525	$932	$2,588
Investment in securitization vehicles (2)	–	–	–	24	–	24
Deferred purchase price	58	110	–	13	58	123
Servicing liability	(4)	(15)	–	(2)	(4)	(17)

	986	2,158	–	560	986	2,718
Loans sold	950	2,112	–	550	950	2,662

Gain on sale of loans from new securitizations	$36	$46	$–	$10	$36	$56

Gain on sale of loans sold to revolving securitization vehicles	$51	$20	$121	$40	$172	$60

	Residential mortgages		Credit card loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2009	2008	2009	2008	2009	2008

Net cash proceeds (1)	$5,549	$2,611	$–	$525	$5,549	$3,136
Investment in securitization vehicles (2)	–	–	–	24	–	24
Deferred purchase price	147	134	–	13	147	147
Servicing liability	(24)	(19)	–	(2)	(24)	(21)

	5,672	2,726	–	560	5,672	3,286
Loans sold	5,610	2,675	–	550	5,610	3,225

Gain on sale of loans from new securitizations	$62	$51	$–	$10	$62	$61

Gain on sale of loans sold to revolving securitization vehicles	$91	$35	$237	$79	$328	$114

(1)	Net cash proceeds represent cash proceeds less issuance costs.
(2)	Includes credit card securities retained on-balance sheet by the Bank.

The key weighted-average assumptions used to value the deferred purchase price for the new securitizations were as follows:

	Residential mortgages (1)		Credit card loans (2)
	April 30,	April 30,	April 30,	April 30,
For the three months ended	2009	2008	2009	2008

Weighted-average life (years)	4.40	4.44	–	0.35
Prepayment rate (%)	14.00	14.00	–	40.77
Interest rate (%)	5.49	5.64	–	21.28
Expected credit losses	–	–	–	2.31
Discount rate (%)	2.74	4.15	–	10.39

	Residential mortgages (1)		Credit card loans (2)
	April 30,	April 30,	April 30,	April 30,
For the six months ended	2009	2008	2009	2008

Weighted-average life (years)	3.24	4.44	–	0.35
Prepayment rate (%)	25.49	13.16	–	40.77
Interest rate (%)	4.25	5.55	–	21.28
Expected credit losses	–	–	–	2.31
Discount rate (%)	2.52	4.28	–	10.39

(1)	As the residential mortgages are fully insured, there are no expected credit losses.
(2)	There were no credit card securitization transactions in the three and six months ended April 30, 2009.

38 • BMO Financial Group Second Quarter Report 2009

Note 5: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding.
     Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $8,423 million as at April 30, 2009 ($11,106 million as at October 31, 2008). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. As at April 30, 2009, we had an exposure of $1,223 million from commercial paper held ($2,139 million as at October 31, 2008) classified as trading securities. The total undrawn backstop liquidity facilities were $8,682 million as at April 30, 2009 ($11,040 million as at October 31, 2008). No amounts have been drawn against the facilities as at April 30, 2009 and October 31, 2008. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) was recorded in our Consolidated Balance Sheet as a derivative asset of $75 million as at April 30, 2009 (derivative asset of $55 million as at October 31, 2008).
     Included in our Consolidated Balance Sheet as at April 30, 2009, were assets of $218 million classified as other assets ($265 million as at October 31, 2008) relating to two VIEs we consolidate as we absorb the majority of the expected losses. Subsequent to quarter end, we increased our funding of customer securitization vehicles by an additional $1 billion by refinancing two programs and as a result will consolidate approximately $670 million of assets in the third quarter of 2009.
U.S. Customer Securitization Vehicle
Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $6,583 million (US$5,518 million) as at April 30, 2009 ($7,993 million or US$6,636 million as at October 31, 2008). Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through liquidity facilities. As at April 30, 2009, our exposure related to undrawn backstop liquidity facilities amounted to $7,923 million (US$6,641 million) ($10,015 million or US$8,315 million as at October 31, 2008). As at April 30, 2009, we have provided funding of US$851 million in accordance with the terms of these liquidity facilities (US$851 million as at October 31, 2008). The fair value of derivatives outstanding with this vehicle was recorded in our Consolidated Balance Sheet as a derivative asset of $1 million (US$1 million) as at April 30, 2009 (derivative asset of $1 million or US$1 million as at October 31, 2008). We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. Total assets held by these vehicles amounted to $9,719 million as at April 30, 2009 ($9,719 million as at October 31, 2008), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles. We also provide liquidity support to our Canadian mortgage bank securitization vehicles for the face value of the commercial paper outstanding.
The total contract amount of the liquidity support was $5,100 million as at April 30, 2009 and October 31, 2008. No amounts were drawn as at April 30, 2009 and October 31, 2008. As at April 30, 2009, we held $250 million of the commercial paper issued by these vehicles ($509 million as at October 31, 2008) which was classified as trading securities.
     The fair value of derivatives we have outstanding with these vehicles was recorded in our Consolidated Balance Sheet as a derivative asset of $164 million as at April 30, 2009 (derivative asset of $121 million as at October 31, 2008).
Credit Protection Vehicle
We sponsor Apex Trust (“Apex”), a VIE that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. Assets held by Apex were $2,880 million as at April 30, 2009 ($2,794 million as at October 31, 2008). A senior funding facility of $1,130 million is available to Apex, of which we provide $1,030 million. As at April 30, 2009, $632 million had been drawn against our facility ($553 million as at October 31, 2008). We have also authorized a senior demand facility for Apex of $1 billion. No amounts have been drawn against this facility. We have entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
     As a result of guidance issued by the CICA relating to the notes issued on the restructuring of the Montreal Accord, we reclassified $815 million of Apex mid-term notes (“MTNs”) from available-for-sale securities to trading securities. As at April 30, 2009, we had recorded the MTNs at a fair value of $407 million ($625 million as at October 31, 2008). A third party holds its exposure to Apex through a total return swap with us on $600 million of MTNs. The total return swap and underlying MTNs are classified as trading instruments. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs and act as asset manager. Assets held by these SIVs totalled $7,024 million as at April 30, 2009 (total assets of $9,291 million as at October 31, 2008).
     Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was $nil as at April 30, 2009 and October 31, 2008. Amounts drawn on the liquidity facility provided to the SIVs totalled $7,379 million as at April 30, 2009 ($5,208 million as at October 31, 2008). Our exposure includes undrawn facilities of $1,934 million as at April 30, 2009 ($5,063 million as at October 31, 2008). The fair value of the derivative contracts we have outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $44 million as at April 30, 2009 (derivative asset of $57 million as at October 31, 2008). We are not required to consolidate these SIVs.

BMO Financial Group Second Quarter Report 2009 • 39

Note 6: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2009	January 31, 2009	April 30, 2009

Fair value of securities at beginning of period	$1,737	$1,955	$1,955
Net (sales/maturities) purchases	(54)	(222)	(276)
Fair value change recorded in Other Comprehensive Income	93	31	124
Other than temporary impairment recorded in income	(8)	(50)	(58)
Impact of foreign exchange	(36)	23	(13)

Fair value of securities at end of period	$1,732	$1,737	$1,732

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities were as follows:

(Canadian $ in millions)

							Derivative Instruments
	Available-for-sale securities		Trading securities		Fair value liabilities		Asset		Liability
	April 30,	October 31,	April 30,	October 31,	April 30,	October 31,	April 30,	October 31,	April 30,	October 31,
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Valued using quoted market prices	$21,836	$9,044	$63,955	$64,129	$14,131	$18,792	$3,951	$6,170	$3,081	$2,096
Valued using internal models (with observable inputs)	15,542	20,873	1,553	1,441	1,131	1,070	71,767	57,601	71,543	57,568
Valued using internal models (without observable inputs)	1,917	2,198	1,196	462	—	—	1,755	1,815	446	384

Total	$39,295	$32,115	$66,704	$66,032	$15,262	$19,862	$77,473	$65,586	$75,070	$60,048

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     Within trading securities as at April 30, 2009 was $407 million of Apex MTNs with a face value of $815 million (see Note 5). The valuation of these MTNs has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(7) million and $7 million, respectively. The impact on income for the quarter ended April 30, 2009 related to changes in the fair value of our investment in Apex MTNs was a charge of $41 million before tax ($218 million before tax for the six months ended April 30, 2009).
     A third party holds its exposure to the Apex MTNs through a total return swap with us. The valuations of this swap and the related underlying MTNs have been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities, and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. During the quarter, we renegotiated the total return swap which will significantly reduce the earnings volatility associated with the total return swap transaction.
     Within trading securities as at April 30, 2009 was $145 million (face value $323 million) of notes related to the Montreal Accord. The valuation of these notes has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the notes and is impacted by changes in credit spreads and the rating of the notes. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively.
     Within derivative assets and derivative liabilities as at April 30, 2009 was $1,029 million and $103 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. The valuation of these derivatives has been determined by management based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(5) million and $5 million, respectively. The impact on income for the quarter ended April 30, 2009 related to changes in the fair value of these derivatives was income of $25 million before tax ($31 million before tax for the six months ended April 30, 2009).
Financial Liabilities Designated as Held for Trading
The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at April 30, 2009 were $1,131 million and $1,178 million, respectively ($1,070 million and $1,197 million, respectively, as at October 31, 2008).
     The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $72 million for the quarter ended April 30, 2009 ($87 million for the six months ended April 30, 2009). The portion of the change in fair value attributable to changes in credit risk was an unrealized loss of $88 million for the quarter ended April 30, 2009 ($66 million

40 • BMO Financial Group Second Quarter Report 2009

for the six months ended April 30, 2009). The portion of the change in fair value attributable to changes in credit risk was an unrealized gain of $49 million for the period from designation as held for trading to April 30, 2009.
We manage our exposure to changes in the fair value of the structured notes by entering into offsetting derivative or other financial instrument contracts.

Note 7: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $14,249 million as at April 30, 2009 ($15,270 million as at October 31, 2008). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
      No amount was included in our Consolidated Balance Sheet as at April 30, 2009 and October 31, 2008 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to Asset-Backed Commercial Paper (“ABCP”) programs administered either by us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
The maximum amount payable under these backstop and other liquidity facilities totalled $25,131 million as at April 30, 2009 ($32,806 million as at October 31, 2008). As at April 30, 2009, $1,287 million was drawn ($1,143 million as at October 31, 2008) in accordance with the terms of the backstop liquidity facilities, of which $1,015 million (US$851 million) ($1,025 million or US$851 million as at October 31, 2008) related to the U.S. customer securitization vehicle discussed in Note 5.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered either by us or third parties. As at April 30, 2009, credit enhancement facilities of $7,968 million ($6,243 million as at October 31, 2008) are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 5.
Senior Funding Facilities
We also provide senior funding support to our SIVs and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at April 30, 2009, $8,011 million was drawn ($5,761 million as at October 31, 2008), in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 5.
      In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at April 30, 2009.

Note 8: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AIG Life Insurance Company of Canada
On April 1, 2009, we completed the acquisition of AIG Life Insurance Company of Canada (“BMO Life Assurance”), for cash consideration of
$330 million, subject to a post-closing adjustment based on net assets. The acquisition of BMO Life Assurance will provide our clients with a wider range of investment, financial planning and insurance solutions. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over five years, a non-compete agreement which is being amortized on a straight-line basis over two years, a computer software intangible asset which is being amortized on a straight-line basis over five years, and existing computer software intangible assets which are being amortized on a straight-line basis over five years. Goodwill related to this acquisition is not deductible for tax purposes. BMO Life Assurance is part of our Private Client Group reporting segment.

BMO Financial Group Second Quarter Report 2009 • 41

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

April 30,
(Canadian $ in millions)	2009
BMO Life
Assurance

Cash resources	$352
Securities	2,638
Loans	54
Premises and equipment	18
Goodwill	1
Intangible assets	15
Other assets	142

Total assets	3,220

Other liabilities	2,890

Total liabilities	2,890

Purchase price	$330

The allocation of the purchase price for BMO Life Assurance is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
Note 9: Employee Compensation
Stock Options
During the six months ended April 30, 2009, we granted a total of 2,220,027 stock options. The weighted-average fair value of options granted during the six months ended April 30, 2009 was $5.57 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the six months ended April 30, 2009

Expected dividend yield	5.9%
Expected share price volatility	23.8%
Risk-free rate of return	2.6%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in materially different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
	April 30,	April 30,	April 30,	April 30,
For the three months ended	2009	2008	2009	2008

Benefits earned by employees	$38	$46	$2	$5
Interest cost on accrued benefit liability	65	56	14	12
Actuarial loss recognized in expense	19	2	–	3
Amortization of plan amendment costs	3	3	(2)	(2)
Expected return on plan assets	(62)	(73)	(1)	(2)

Benefits expense	63	34	13	16
Canada and Quebec pension plan expense	19	18	–	–
Defined contribution expense	2	4	–	–

Total pension and other employee future benefit expenses	$84	$56	$13	$16

	Pension benefit plans		Other employee future benefit plans
	April 30,	April 30,	April 30,	April 30,
For the six months ended	2009	2008	2009	2008

Benefits earned by employees	$68	$80	$6	$10
Interest cost on accrued benefit liability	131	114	26	25
Actuarial loss recognized in expense	38	6	–	6
Amortization of plan amendment costs	6	5	(4)	(3)
Expected return on plan assets	(123)	(145)	(3)	(3)

Benefits expense	120	60	25	35
Canada and Quebec pension plan expense	33	32	–	–
Defined contribution expense	4	7	–	–

Total pension and other employee future benefit expenses	$157	$99	$25	$35

42 • BMO Financial Group Second Quarter Report 2009

Note 10: Restructuring Charge
The continuity of our 2007 restructuring charge is as follows:

Severance
(Canadian $ in millions)	related charges

Opening Balance as at November 1, 2007	$96
Paid in the year ended October 31, 2008	(45)
Reversal in the year ended October 31, 2008	(8)

Balance as at October 31, 2008	43
Paid in the quarter ended January 31, 2009	(13)

Balance as at January 31, 2009	30
Paid in the quarter ended April 30, 2009	(7)

Balance as at April 30, 2009	$23

Note 11: Subordinated Debt
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
      During the quarter ended January 31, 2009, we issued $450 million of BMO Tier 1 Notes — Series A (“BMO T1Ns — Series A”), due December 31, 2107, through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate; therefore, the BMO T1Ns — Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Refer to Note 11 in our First Quarter Report to Shareholders for additional information on BMO T1Ns — Series A.
During the quarter ended April 30, 2008, we issued $900 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series F Medium-Term Notes, First Tranche, is due March 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 2.50%, paid quarterly, thereafter to maturity.
      During the quarter ended April 30, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 12: Share Capital
During the quarter ended April 30, 2009, we issued 11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.
      During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of approximately $1.0 billion.
      During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
      During the quarter ended January 31, 2009, we redeemed all our 10,000,000 Non-Cumulative Class B Preferred Shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
During the quarter ended April 30, 2008, we issued 10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred Shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
      During the quarters ended April 30, 2009 and April 30, 2008, we did not repurchase any common shares.
      We have not repurchased any common shares under the existing normal course issuer bid that expires on September 7, 2009 and pursuant to which we are permitted to purchase up to 15,000,000 common shares.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

BMO Financial Group Second Quarter Report 2009 • 43

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)			April 30, 2009
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–
Class B – Series 21	11,000,000	275	–

		2,171
Common Shares	545,045,775	5,928

Share Capital		$8,099

Stock options issued under stock option plan		n/a	20,961,625 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2008 on pages 135 to 138 of our 2008 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.

n/a – not applicable

Note 13: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value.
We have met our capital targets as at April 30, 2009. Our capital position as at April 30, 2009 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
      Key measures as at April 30, 2009 are outlined in the Risk Management section on pages 10 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 15: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2009	2008	2009	2008

Net Income – Canadian GAAP	$358	$642	$583	$897
United States GAAP adjustments	34	13	112	18

Net Income – United States GAAP	$392	$655	$695	$915

Earnings Per Share
Basic – Canadian GAAP	$0.61	$1.25	$1.00	$1.73
Basic – United States GAAP	0.67	1.28	1.21	1.77
Diluted – Canadian GAAP	0.61	1.25	1.00	1.72
Diluted – United States GAAP	0.67	1.27	1.21	1.75

44 • BMO Financial Group Second Quarter Report 2009

Offsetting of Amounts Related to Certain Contracts
During the quarter ended January 31, 2009, we adopted new United States guidance issued by the Financial Accounting Standards Board which permits an entity to offset recorded fair value amounts for cash collateral against the fair value of derivatives executed with the same counterparty under the same master netting arrangement. This new guidance did not have any impact on our United States GAAP reconciliation as our current policy on offsetting is consistent with this guidance.

BMO Financial Group Second Quarter Report 2009 • 45

Note 16: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada, and private banking and investment products in Canada and the United States. Effective in the third quarter of 2009, all of our insurance operations will operate within PCG.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
      Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
      Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

46 • BMO Financial Group Second Quarter Report 2009

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended April 30, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$829	$233	$156	$504	$(385)	$1,337
Non-interest revenue	463	59	291	308	197	1,318

Total Revenue	1,292	292	447	812	(188)	2,655
Provision for credit losses	93	18	2	44	215	372
Non-interest expense	702	234	353	451	148	1,888

Income before taxes and non-controlling interest in subsidiaries	497	40	92	317	(551)	395
Income taxes	147	15	30	68	(242)	18
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$350	$25	$62	$249	$(328)	$358

Average Assets	$122,914	$33,361	$10,209	$280,583	$13,543	$460,610

Goodwill (As At)	$122	$1,083	$353	$110	$2	$1,670

	P&C	P&C			Corporate	Total
For the three months ended April 30, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$766	$172	$165	$241	$(170)	$1,174
Non-interest revenue	432	85	345	451	133	1,446

Total Revenue	1,198	257	510	692	(37)	2,620
Provision for credit losses	82	10	1	29	29	151
Non-interest expense	654	200	350	441	35	1,680

Income before taxes and non-controlling interest in subsidiaries	462	47	159	222	(101)	789
Income taxes	142	17	52	35	(118)	128
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$320	$30	$107	$187	$(2)	$642

Average Assets	$124,694	$25,481	$8,024	$231,812	$4,058	$394,069

Goodwill (As At)	$104	$876	$323	$93	$2	$1,398

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,654	$473	$334	$1,020	$(813)	$2,668
Non-interest revenue	912	118	571	519	309	2,429

Total Revenue	2,566	591	905	1,539	(504)	5,097
Provision for credit losses	188	36	3	86	487	800
Non-interest expense	1,417	465	728	924	195	3,729

Income before taxes and non-controlling interest in subsidiaries	961	90	174	529	(1,186)	568
Income taxes	286	31	55	101	(526)	(53)
Non-controlling interest in subsidiaries	–	–	–	–	38	38

Net Income	$675	$59	$119	$428	$(698)	$583

Average Assets	$124,106	$33,560	$9,662	$284,413	$10,085	$461,826

Goodwill (As At)	$122	$1,083	$353	$110	$2	$1,670

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,539	$339	$320	$551	$(361)	$2,388
Non-interest revenue	850	133	709	414	152	2,258

Total Revenue	2,389	472	1,029	965	(209)	4,646
Provision for credit losses	165	19	2	58	137	381
Non-interest expense	1,346	365	722	823	38	3,294

Income before taxes and non-controlling interest in subsidiaries	878	88	305	84	(384)	971
Income taxes	267	32	102	(74)	(290)	37
Non-controlling interest in subsidiaries	–	–	–	–	37	37

Net Income	$611	$56	$203	$158	$(131)	$897

Average Assets	$124,033	$24,836	$7,939	$232,408	$3,483	$392,699

Goodwill (As At)	$104	$876	$323	$93	$2	$1,398

(1) Corporate Services includes Technology and Operations. (2) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.	Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.
BMO Financial Group Second Quarter Report 2009 • 47

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
			Other
For the three months ended April 30, 2009	Canada	United States	countries	Total

Net interest income	$818	$425	$94	$1,337
Non-interest revenue	1,016	265	37	1,318

Total Revenue	1,834	690	131	2,655
Provision for credit losses	127	245	–	372
Non-interest expense	1,331	520	37	1,888

Income before taxes and non-controlling interest in subsidiaries	376	(75)	94	395
Income taxes	36	(30)	12	18
Non-controlling interest in subsidiaries	14	5	–	19

Net Income	$326	$(50)	$82	$358

Average Assets	$270,456	$158,681	$31,473	$460,610

Goodwill (As At)	$441	$1,206	$23	$1,670

			Other
For the three months ended April 30, 2008	Canada	United States	countries	Total

Net interest income	$851	$247	$76	$1,174
Non-interest revenue	1,155	287	4	1,446

Total Revenue	2,006	534	80	2,620
Provision for credit losses	79	73	(1)	151
Non-interest expense	1,240	397	43	1,680

Income before taxes and non-controlling interest in subsidiaries	687	64	38	789
Income taxes	135	1	(8)	128
Non-controlling interest in subsidiaries	15	4	–	19

Net Income	$537	$59	$46	$642

Average Assets	$233,857	$128,427	$31,785	$394,069

Goodwill (As At)	$421	$970	$7	$1,398

			Other
For the six months ended April 30, 2009	Canada	United States	countries	Total

Net interest income	$1,617	$850	$201	$2,668
Non-interest revenue	1,812	632	(15)	2,429

Total Revenue	3,429	1,482	186	5,097
Provision for credit losses	238	562	–	800
Non-interest expense	2,616	1,033	80	3,729

Income before taxes and non-controlling interest in subsidiaries	575	(113)	106	568
Income taxes	39	(86)	(6)	(53)
Non-controlling interest in subsidiaries	27	11	–	38

Net Income	$509	$(38)	$112	$583

Average Assets	$272,241	$159,077	$30,508	$461,826

Goodwill (As At)	$441	$1,206	$23	$1,670

			Other
For the six months ended April 30, 2008	Canada	United States	countries	Total

Net interest income	$1,758	$460	$170	$2,388
Non-interest revenue	1,746	576	(64)	2,258

Total Revenue	3,504	1,036	106	4,646
Provision for credit losses	153	221	7	381
Non-interest expense	2,391	811	92	3,294

Income before taxes and non-controlling interest in subsidiaries	960	4	7	971
Income taxes	143	(47)	(59)	37
Non-controlling interest in subsidiaries	28	9	–	37

Net Income	$789	$42	$66	$897

Average Assets	$235,054	$125,475	$32,170	$392,699

Goodwill (As At)	$421	$970	$7	$1,398

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.
48 • BMO Financial Group Second Quarter Report 2009